                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
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                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                            JOHNSON,  STEVEN  P.
                                            2525  E.  Camelback  Blvd.,  Suite
1150
                                            Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                     MAY 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.    Relationship  of  Reporting  Person  to  Issuer:   OFFICER:  SENIOR VICE
PRESIDENT

7.   Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON



                      Table 1 - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned


                                                         Amount of     Ownership
                                        Securities       Securities      Form:     Nature of
                                       Acquired(A)      Beneficially   Direct(D)    Indirect
Title of    Transaction  Transaction        or            Owned at        or       Beneficial
Security       Date         Code      Disposed of(D)    End of Month  Indirect(I)  Ownership
-----------  -----------------------------------------------------------------------------
                          Code  V     Amount  A/D  Price
Common Stock No Change                                   300,000      D



*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                         Number of
                                                Number of                                                Derivative  Ownership
           Conversion                          Derivative                                               Securities   Form of
               or                              Securities    Date                                         Benefi-    Derivative
            Exercise                            Acquired   Exercisable                                    cially     Security:
Title of    Price of                             (A) or       and                             Price of    Owned      Direct
Derivative Derivative Transaction Transaction  Disposed    Expiration  Title and Amount of   Derivative  at End of   (D) or
Security    Security     Date        Code       of (D)        Date     Underlying Securities Securities   Month     Indirect(I)
---------- ---------- ----------- ----------- ----------- ------------ --------------------- ---------- ---------- ------------
                                                          Date  Expira             Amount or
                                                          Exerci -tion             Number of
                                   Code   V     (A)  (D) -sable  Date  Title       Shares
                                  ----------- ----------- ------------ ---------------------- ---------- ---------- -----------
OPTIONS     15.750*    5/27/97    A      V    20,000       *      *    Common Stock  20,000   *          45,000     D

Explanation  of  Responses:
*These options were granted under the Ugly Duckling Long-Term Incentive Plan ("Plan") on May 27, 1997, December 2, 1996 and June 1, 1996 at exercise prices ranging between $17.688 and $6.75 per share. The options will expire six years following the respective grant dates. No option is exercisable before one year from the date of grant. Thereafter, options vest and become
exercisable  as  follows:    20%  per  year.


/s/    Steven  P.  Johnson
-------------------------------
**Signature  of  Reporting  Person

06/09/97
-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).